UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Power Solutions International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35944	33-0963637
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

201 Mittel Drive, Wood Dale, Illinois 60191

(Address of principal executive offices) (Zip code)

Bill Shen, VP of Operations and Purchasing (630) 350-9400

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for fiscal year ended _______________.

Section 1– Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Power Solutions International, Inc. (the “Company”) is filing this Specialized Disclosure Report (“Form SD”), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the calendar year ended December 31, 2022 to comply with Rule 13p-1 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

A copy of this Form SD and the Conflict Minerals Report attached as an exhibit hereto are available on the investor relations section of the Company’s website at www.psiengines.com. The Company’s website and information accessible through it are not incorporated into this Form SD and are not deemed filed with the Securities and Exchange Commission.

Item 1.02	Exhibit

The Company’s Conflict Minerals Report for the calendar year 2022 is included as Exhibit 1.01 to this Form SD.

Section 2– Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report of Power Solutions International, Inc. as required by Items 1.01 and 1.02 of this Form.

Caution Regarding Forward-Looking Statements

This Conflict Minerals Report includes information that constitutes forward-looking statements. These forward-looking statements are entitled to the safe-harbor provisions of Section 21E of the Exchange Act. The Company has tried to identify these forward-looking statements by using words such as “anticipate,” “believe,” “budgeted,” “contemplate,” “estimate,” “expect,” “forecast,” “guidance,” “may,” “outlook,” “plan,” “projection,” “should,” “target,” “will,” “would,” or similar expressions, but these words are not the exclusive means for identifying such statements. These forward-looking statements include statements regarding the Company’s products, product sourcing and markets and conflict minerals due diligence and compliance and mitigation plans. These statements are subject to a number of risks, uncertainties, and assumptions that may cause actual results, performance or achievements to be materially different from those expressed in, or implied by, such statements.

The Company cautions that the risks, uncertainties and other factors that could cause its actual results to differ materially from those expressed in, or implied by, the forward-looking statements, include, without limitation: management’s ability to obtain cooperation from suppliers and successfully carry out conflict minerals compliance and mitigation plans.

The Company’s forward-looking statements are presented as of the date hereof. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Power Solutions International, Inc.

/s/ Xun LI
By: Xun LI, Chief Financial Officer	DATE: 5/31/2023